Exhibit 99.63

TSX: JE.UN

•    FOR IMMEDIATE RELEASE

PRESS RELEASE

JUST ENERGY INCOME FUND

ANNOUNCES MAY DISTRIBUTION

TORONTO, ONTARIO – May 5, 2010— Just Energy Income Fund filed notice with the Toronto Stock Exchange today announcing its regular distribution for May. A distribution of $0.10333/unit ($1.24 annually) will be paid on May 31st, 2010 to Unitholders of record at the close of business on May 15th, 2010. The Units trade on the Toronto Stock Exchange under the symbol “JE.UN”.

The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts through its subsidiaries. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through its Just Green energy products. The electricity Just Green product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas Just Green product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, Just Energy sells and rents high efficiency and tankless waterheaters and through Terra Grain Fuels, Just Energy produces and sells wheat-based ethanol.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.je-un.ca

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

Ken Hartwick C.A.

President and Chief Executive Officer

Phone: (905) 795-3557

or

Beth Summers C.A.

Chief Financial Officer

Phone: (905) 795-4206